UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 7, 2025, China Liberal Education Holdings Limited (the “Company”) received a staff determination notice (the “Staff Determination Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”.) The Staff Determination Notice states that based on its review of the Company’s public filings with the U.S. Securities and Exchange Commission (the “SEC”), the Staff has determined to delist the Company’s securities pursuant to its discretionary authority under Listing Rule 5101 based on public interest concerns raised by the Company’s substantial issuance of its ordinary shares (“Ordinary Shares”) in December 2024.

Specifically, as set forth in the Staff Determination Notice, the Staff has determined that the Company’s issuance of Ordinary Shares and Ordinary Share purchase warrants pursuant to private placement investment agreements dated December 23, 2024 with certain individual investors, as described in the Company’s prior SEC filings, raises public interest concerns because the issuance resulted in substantial dilution for its shareholders. The Staff Determination Notice serves as a formal notification that the Nasdaq Hearings Panel (the “Panel”) will consider this matter in rendering a determination regarding the Company’s continued listing on Nasdaq.

The Company intends to submit, on or before May 14, 2025, the latest date permitted in the Staff Determination Notice, a request for a hearing before the Panel to appeal the Staff Determination Notice. The Company also plans to submit a compliance plan to the Panel. The Company’s hearing request will stay the Staff’s decision to remove the Company’s securities from listing and registration on Nasdaq.

On May 12, 2025, the Company issued a press release entitled “China Liberal Education Holdings Limited Receives Staff Determination Notice from Nasdaq and Plans to Appeal.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: May 12, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Co-Chief Executive Officer and Chairperson of the Board of Directors

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